Vf 7-17-02

02023577

ED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47753

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 05 2002
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American General Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Reiner (713) 831-3991
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

1221 McKinney St., Suite 2400	Houston	TX	77010
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Vf 7-18-02

OATH OR AFFIRMATION

I, John J. Reiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Distributors, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CLARA S. WILBANKS
Notary Public, State of Texas
My Commission Expires
JUNE 27, 2003.

NOTARY PUBLIC STATE OF TEXAS

John J. Reiner
Signature

FINOP
Title

Clara S. Wilbanks
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

American General Distributors, Inc.
Year ended December 31, 2001

American General Distributors, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
One Houston Center
Suite 2400
1221 McKinney Street
Houston, Texas 77010-2007

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder
American General Distributors, Inc.

We have audited the accompanying statement of financial condition of American General Distributors, Inc. (the "Company") as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American General Distributors, Inc., at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

February 1, 2002

American General Distributors, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	**$ 4,649,418**
Distribution plan income receivable from affiliate (*Note 3*)	**30,000**
Total assets	**$ 4,679,418**
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable to affiliate (*Note 3*)	**$ 16,327**
State income taxes payable	**56,790**
Federal income taxes payable	**455,900**
Total liabilities	**529,017**
Stockholder's equity:	
Common stock ($.001 par value; 10,000 shares authorized; 100 shares issued and outstanding) and paid-in capital	**3,010,000**
Retained earnings	**1,140,401**
Total stockholder's equity	**4,150,401**
Total liabilities and stockholder's equity	**$ 4,679,418**

See accompanying notes.

American General Distributors, Inc.

Statement of Operations

Year ended December 31, 2001

Revenues:	
Commission revenue from affiliate (*Note 3*)	$13,181,753
Distribution plan income from affiliate (*Note 3*)	651,923
Interest income	120,108
Reimbursement of expenses by affiliate (*Note 3*)	31,091
Total revenues	13,984,875
Expenses:	
Commissions (*Note 3*)	13,181,753
Licenses and fees (*Note 3*)	70,946
State and other taxes	28,889
Amortization of deferred sales commissions	288,886
Total expenses	13,570,474
Income before federal income tax	414,401
Provision for federal income tax	145,040
Net income	$ 269,361

See accompanying notes.

American General Distributors, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock and Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2001	$ 3,010,000	$ 871,040	$ 3,881,040
Net income	–	269,361	269,361
Balance at December 31, 2001	$ 3,010,000	$ 1,140,401	$ 4,150,401

See accompanying notes.

American General Distributors, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net income	**$ 269,361**
Reconciling adjustments to net cash provided by operating activities:	
Amortization of deferred sales commissions	**288,886**
Deferred income taxes	**(513,290)**
Proceeds from the sale of deferred sales commissions	**948,890**
Changes in operating assets and liabilities:	
Distribution plan income receivable from affiliate	**50,000**
Federal income tax receivable	**202,430**
Deferred sales commissions	**228,767**
Accounts payable to affiliate	**16,327**
State income taxes payable	**14,939**
Federal income taxes payable	**455,900**
Net cash provided by operating activities	**1,962,210**
Net increase in cash and cash equivalents	**1,962,210**
Cash and cash equivalents at beginning of year	**2,687,208**
Cash and cash equivalents at end of year	**$ 4,649,418**

See accompanying notes.

1. Significant Accounting Policies

Organization and Nature of Operations

American General Distributors, Inc. (the "Company"), a Delaware corporation, is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company distributes variable annuity contracts of American General Annuity Insurance Company ("AGAIC") under an exclusive marketing agreement. The Company does not hold customer funds or securities, and, accordingly, is exempt from the SEC Customer Protection Rule 15c3-3.

The Company is a direct, wholly owned subsidiary of AG Investment Advisory Services, Inc., an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company, through Western National Life Holding Corporation, a subsidiary of Western National Corporation ("WNC"), was formerly an indirect, wholly owned subsidiary of American General Corporation ("AGC"). On August 29, 2001, AGC was acquired by AIG in a transaction accounted for as a pooling of interests and AGC became a direct, wholly owned subsidiary of AIG.

Pursuant to the terms of a distribution agreement with American General Life Insurance Company ("AG Life"), the Company is the distributor for AG Life variable annuity and variable life insurance policies. American General Securities, Inc., an indirect, wholly owned subsidiary of AIG, and other non-affiliated broker-dealers paid commissions of approximately $45,851,000 for the sale of these contracts during 2001. These commissions were not reflected in the Company's financial statements in 2001 in accordance with the terms of the agreement. These commissions have no impact on the Company's net income or financial position.

Commissions

Commission revenue from affiliate represents commissions paid by AGAIC to the Company as compensation for its distribution of AGAIC's variable annuity contracts and is recognized at the date of sale of a variable annuity contract. Commission expense is paid on behalf of the Company by AGAIC in an amount equal to commission income.

1. Significant Accounting Policies (continued)

Sale of Deferred Sales Commissions

Commencing January 1, 2000 through July 10, 2000, the Company funded sales commissions on certain mutual fund shares issued by affiliates of AGC. These sales commissions were capitalized and amortized on a straight-line basis over five years. Contingent deferred sales charges received by the Company upon shareholders' redemption of mutual fund shares with a contingent deferred sales charge were recorded as a reduction to the capitalized deferred sales commissions.

On November 20, 2001, SunAmerica Capital Services, Inc. ("SACS"), an indirect, wholly owned subsidiary of AIG, purchased the Company's rights to all net contingent deferred sales commissions owed to the Company for $948,890. The sales price was equal to the book value of the net deferred sales commissions asset at the date of sale, and accordingly, the Company did not recognize any gain or loss on the sale of the asset.

Distribution Plan Income

Prior to November 16, 2001, the Company earned a distribution fee from the North American Family of Funds ("NAF"), a specialized family of mutual funds managed by a direct wholly owned subsidiary of AGC, equal to 75 basis points, on an annual basis, of the average net assets of class B portfolio shares. The distribution agreement with NAF was terminated on November 16, 2001, concurrent with the merger of the NAF funds into the SunAmerica Family of Funds, a specialized family of mutual funds managed by SunAmerica Asset Management Company, an indirect wholly owned subsidiary of AIG.

Due to SACS' purchase of the Company's rights to contingent deferred sales commissions, the Company no longer receives distribution plan income.

Income Taxes

Prior to August 30, 2001, the Company was included in the consolidated federal income tax return of AGC and income taxes were allocated based on the amounts that would be reported if the Company filed a separate federal income tax return, in accordance with the corporate tax sharing agreement. Effective August 30, 2001, the Company is included in the consolidated federal income tax return of WNC. No income taxes were paid in 2001.

1. Significant Accounting Policies (continued)

Deferred income taxes are provided for the future tax effects of the temporary difference between the financial reporting basis and the tax basis of assets and liabilities, at the enacted income tax rates and laws expected to be in effect when such difference reverses. The deferred tax benefit in 2001, included in provision for federal income tax on the statement of operations, relates to deferred sales commissions.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and a money market fund, which is readily convertible into cash.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosure of contingent assets and liabilities. Ultimate results could differ from these estimates.

2. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and an acceptable ratio of aggregate indebtedness to net capital as defined. The Company is required to maintain minimum net capital equal to the greater of $25,000 or 6⅔ % of its aggregate indebtedness. At December 31, 2001, the Company had net capital of $4,028,174, which was $3,992,906 in excess of its required net capital of $35,268. The ratio of aggregate indebtedness to net capital is 0.131 to 1.

3. Transactions With Affiliates

Pursuant to the terms of the principal underwriter's agreement with AGAIC, the Company is the distributor for variable annuity contracts issued by AGAIC, which require distribution by a registered broker-dealer. Under the terms of the agreement, AGAIC either pays or reimburses all of the Company's operating and distribution expenses incurred in performance of services for AGAIC. Expenses incurred by the

3. Transactions With Affiliates (continued)

Company and reimbursed by AGAIC totaled $31,091 for the year ended December 31, 2001. Commission revenue from AGAIC totaled $13,181,753, and commission expense was paid by AGAIC on behalf of the Company in an amount equal to commission revenue.

Distribution plan income earned from NAF and SACS for the year ended December 31, 2001 was $651,923. Included in this amount is a receivable of $30,000 at December 31, 2001, which represents distribution plan income of $27,000 due from NAF and $3,000 due from SACS.

Certain affiliated companies continued to provide the Company with various administrative services at no cost to the Company in 2001.

The Company had a payable to AGAIC at December 31, 2001 for $16,327 for NASD fees that AGAIC paid on the Company's behalf.

4. Subsequent Event

Effective January 1, 2002, the Company entered into distribution and selling agreements with VALIC Financial Advisors, Inc. ("VFA") and The Variable Annuity Life Insurance Company ("VALIC"), under which the Company is the principal underwriter for the distribution of VALIC's variable annuity contracts to broker dealers. VFA and VALIC are both indirect, wholly owned subsidiaries of AIG.

Supplemental Information

American General Distributors, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital	
Total stockholder's equity	**$ 4,150,401**
Deductions and/or charges:	
Nonallowable asset:	
Investment in and receivables from affiliates, subsidiaries, and associated partnerships	**30,000**
Net capital before haircuts on securities positions	**4,120,401**
Haircuts on securities: money market fund	**92,227**
Net capital	**$ 4,028,174**
Aggregate indebtedness	**$ 529,017**
Computation of basic net capital requirement	
Net capital requirement	**$ 35,268**
Excess net capital	**$ 3,992,906**
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	**$ 3,975,272**
Ratio: Aggregate indebtedness to net capital	**0.131 to 1**

There were no material differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part II A filing as of December 31, 2001.

American General Distributors, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

American General Distributors, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
One Houston Center
Suite 2400
1221 McKinney Street
Houston, Texas 77010-2007

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Accountants on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Stockholder
American General Distributors, Inc.

In planning and performing our audit of the financial statements of American General Distributors, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 1, 2002